Exhibit 99.1

TechCreate Group Ltd. Issues Statement Addressing NYSE American Delisting Proceedings

SINGAPORE, June 12, 2026 – TechCreate Group Ltd. (NYSE American: TCGL) (“TechCreate” or the “Company”), a technology consultancy and advanced software solutions provider specializing in payment solutions, cybersecurity, and digital services, provided a statement in light of NYSE American LLC’s (“NYSE American”) announcement that it intends to commence proceedings to delist TechCreate’s Class A ordinary shares from the NYSE American stock exchange and, in the interim, to continue to suspend the Company’s shares from trading.

Following NYSE American’s June 11, 2026 notice to the Company regarding the intended delisting, the Company has and will continue to consult with its legal counsel and other advisors to evaluate its options, including the viability of an appeal and any further necessary actions.

NYSE American cited the “other event” provision of Section 1002(e) of the NYSE American Company Guide (the “Guide”), as well as Sections 1001 and 1003 of the Guide, in support of its decision that the Company’s stock is purportedly unsuitable for continued trading on the exchange. To date, NYSE Regulation has not claimed or communicated any wrongdoing by the Company, whether in regard to NYSE’s investigation of the recent trading activity of the Company’s stock or otherwise. NYSE American’s decision does not affect the Company's operations or financial position, and the Company continues to conduct business in the ordinary course.

About TechCreate Group Ltd.

TechCreate Group Ltd. is a Singapore-based payment software solutions provider. Founded in 2015, the Company delivers digital payment and infrastructure solutions to financial institutions, telecommunications, deposit insurance, and enterprises. TechCreate’s offerings include real-time payment systems, digital banking platforms, API management, cybersecurity, and cloud computing. Its proprietary Artificial Intelligence Real-Time Engine (AI-RTE) is designed to enable fast, secure, and efficient payment processing. For more information, visit https://www.techcreate.com.sg/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including other factors discussed in the “Risk Factors” section of the Company’s filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and TechCreate Group Ltd. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

TCGL@gateway-grp.com